# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report:  February 28, 2001

TRADER.COM N.V.
(Exact name of registrant as specified in its charter)

| The Netherlands | 0-30676 | Not Applicable |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

Parnassustoren, Locatellikade 1
1076 AZ Amsterdam, The Netherlands
011-31-20-575-5600
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]        Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes        [   ]        No        [ X ]

If  "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____.

TRADER.COM N.V.

FORM 6-K

TRADER.COM N.V., a corporation incorporated under the laws of The Netherlands ("Trader.com"), issued a press release dated February 27, 2001 announcing measures to improve operating margins in North America. The press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein

Any statements contained in the press release and the unaudited condensed consolidated / combined financial statements of Trader.com N.V. that are not historical facts are forward-looking statements.  In particular, statements using the words "will", "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions.  These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace.  Other risks and uncertainties associated with the businesses of Trader.com may be reviewed in Trader.com's public filing on Form F-1 and the 1999 Annual Report on Form 20-F.  These documents are publicly on file with the U.S. Securities and Exchange Commission.

## EXHIBITS

| Exhibit No. | Exhibit |
|---|---|
| 99.1 | Press Release, dated February 27, 2001 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRADER.COM N.V.
(Registrant)



By:

Name:  Mr. Francois Jallot
Title:    CFO

Date : February 28, 2001

## EXHIBIT INDEX

Exhibit No.                    Exhibit

99.1                    Press Release, dated February 27, 2001